Filed by HSBC Holdings plc Pursuant to Rule 425 under the Securities Act of 1933

Exchange Act File No.: 001 08198 Subject Company: Household International, Inc.

The following is a correction to the announcement issued on November 14, 2002 relating to the acquisition of Household International, Inc. by HSBC Holdings plc.

HSBC TO ACQUIRE HOUSEHOLD INTERNATIONAL — Correction

The announcement released on 14 November 2002 relating to the acquisition of Household International, Inc by HSBC Holdings plc, set out in Appendix 2 the HSBC Consolidated Profit & Loss Account for the two years ended 31 December 2001 and the six months ended 30 June 2002. The US dollar figures were extracted from HSBC’s 2002 Interim Report and 2001 Annual Report and Accounts. Equivalent figures in Hong Kong dollars were included for information.

All the US dollar figures are correct. However, in respect of the year ended 31 December 2001, the Hong Kong dollar figure in the “tax on ordinary activities” line should have read “(15,506)”. This affects the Hong Kong dollar figures for profit on ordinary activities after tax, profit attributable to shareholders and retained profit in respect of that period.

A corrected version of the HSBC Consolidated Profit & Loss Account is attached as an Appendix to this announcement. The remainder of the original announcement is unchanged.

Appendix
HSBC Consolidated
Profit & Loss Account		US$ millions			HK$ millions
	Six months ended 30	Year ended 31	Year ended *	Six months ended 30	Year ended 31	Year ended 31
	June 2002	December 2001	31 December 2000	June 2002	December 2001	December 2000
Interest receivable	14,229	35,261	37,746	110,972	275,036	294,117

Interest payable	(6,636)	(20,536)	(24,023)	(51,754)	(160,181)	(187,187)

Net interest income	7,593	14,725	13,723	59,218	114,855	106,930

Other operating income	5,510	11,163	10,850	42,972	87,071	84,543

Total operating income	13,103	25,888	24,573	102,190	201,926	191,473

Operating expenses	(7,146)	(14,605)	(13,577)	(55,732)	(113,919)	(105,792)

Goodwill amortisation	(396)	(799)	(510)	(3,088)	(6,232)	(3,974)

Operating profit before provisions	5,561	10,484	10,486	43,370	81,775	81,707

Provisions for bad and doubtful debts	(715)	(2,037)	(932)	(5,576)	(15,889)	(7,262)

Provisions for contingent liabilities and commitments	(3)	(649)	(71)	(23)	(5,062)	(553)

Loss from foreign currency redenomination in Argentina	(45)	(520)	0	(351)	(4,056)	0

Amounts written off fixed asset investments	(139)	(125)	(36)	(1,084)	(975)	(281)

Operating profit	4,659	7,153	9,447	36,336	55,793	73,611

Share of operating loss in joint ventures	(23)	(91)	(51)	(179)	(709)	(397)

Share of operating profit in associates	71	164	75	554	1,279	584

Gains/(losses) on disposal of:

- investments	351	754	302	2,737	5,881	2,353

- tangible fixed assets	(1)	20	2	(8)	156	16

Profit on ordinary activities before tax	5,057	8,000	9,775	39,440	62,400	76,167

Tax on ordinary activities	(1,315)	(1,988)	(2,238)	(10,256)	(15,506)	(17,439)

Profit on ordinary activities after tax	3,742	6,012	7,537	29,184	46,894	58,728

Minority interests:

- equity	(278)	(579)	(558)	(2,168)	(4,516)	(4,348)

- non-equity	(184)	(441)	(351)	(1,435)	(3,440)	(2,735)

Profit attributable to shareholders	3,280	4,992	6,628	25,581	38,938	51,645

Dividends	(1,929)	(4,467)	(4,010)	(15,044)	(34,843)	(31,246)

Retained profit	1,351	525	2,618	10,537	4,095	20,339

*	- Figures for 2000 have not been restated to reflect the adoption of UK Financial Reporting Standard 19 “Deferred Tax”.

The Hong Kong dollar equivalent figures are for information only and are translated using the following average rates:

- HK$/US$	7.799	7.800	7.792

The financial information in respect of HSBC contained in this announcement does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. Full audited accounts for HSBC Holdings plc for the years ended 31 December 2001 and 31 December 2000 have been delivered to the Registrar of Companies and the auditors of HSBC Holdings plc have given reports under Section 235 of the Companies Act 1985 on such accounts, which were unqualified reports within the meaning of Section 237(2) or (3).